

July 1, 2011

<u>Via E-mail</u>

Frederic Scheer
Chairman and Chief Executive Officer
Cereplast, Inc.
300 N. Continental Blvd., Suite 100
El Segundo, CA 90245

      Re: Cereplast, Inc.
               Registration Statement on Form S-3
               Filed: June 16, 2011
               File No.: 333-174929

Dear Mr. Scheer:

       We have reviewed your registration statement and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1. Please disclose that currently there is no trading market for the notes. Refer to Item 501(b)(4) of Regulation S-K.

2. With a view towards disclosure, please explain to us how the offering price for the notes will be determined in the absence of a public market for such securities. In this regards, we note your Plan of Distribution disclosure on page 43 where you state, among other things, that the notes may be sold at fixed prices. Refer to Item 501(b)(3) of Regulation S-K and paragraph 16 of Schedule A to the Securities Act of 1933. Based upon the determination of the offering price, please consider whether you would have to recalculate your registration fee.

<u>Description of Notes, page 14</u>

3. The statement in the second introductory paragraph that the Notes, the indenture and the securities agreement "and not [the summary] description, define your rights

as holders of the Notes," implies that investors are not entitled to rely on the disclosure in the prospectus. Please revise your disclosure to eliminate this implication.

Experts, page 45

4. We note that you have engaged the accounting firm of HJ Associates & Consultants, LLP ("HJ Associates") to audit your financial statements for the year ended December 31, 2010. It appears that the firm of HJ Associates has not applied for registration with the Public Company Accounting Oversight Board (PCAOB). Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer. Please advise or otherwise, you must engage a new accountant that is a publicly registered accounting firm to perform review or audit work for the company. Following such engagement, you must file an Item 4 Form 8-K providing, among other things, all of the disclosures required by Item 304 of Regulation S-K regarding the period of engagement of HJ Associates. The Form 8-K should also include an Exhibit 16 letter from HJ Associates.

Exhibit 5.1 – Opinion of Sichenzia Ross Friedman Ference LLP

5. Please have counsel remove the second sentence of the last paragraph on page one of the opinion. Otherwise, the opinion covering the issuance of shares of the company's common stock must be provided by legal counsel who is admitted to practice in the State of Nevada.

6. We note paragraph (a) under "In rendering this opinion, we have assumed that" discussion. Please note that counsel may not assume any material facts underlying the opinion or any facts that are readily ascertainable. Please have counsel revise this paragraph accordingly.

7. With respect to the counsel's opinion in enumerated paragraph (1), please have counsel remove the assumptions in paragraphs (a) and (d)(i) since they represent matters covered by the assumptions set forth in the penultimate paragraph on page one of the opinion.

8. Please have counsel explain to us the basis upon which the matters set forth in paragraph (c) are excluded from the opinion of counsel, and how such exclusion may impact the enforceability of counsel's opinion. We may have additional comments upon review of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Dieter King, Senior Staff Attorney, at (202) 551-3338 with any questions.

Sincerely,

/s/ Dietrich King for

Pamela A. Long
Assistant Director

cc: Gregory Sichenzia, Esq. (Via E-mail)
    Marcelle Balcombe, Esq. (Via E-mail)
    Sichenzia Ross Friedman Ference LLP